

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2013

Via E-mail
Andrei Catalin Ispas
President
AnyTranslation Corp.
2620 S. Maryland Parkway #14-857
Las Vegas, NV 89109

> **Re: AnyTranslation Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 10, 2013**
> **File No. 333-188358**

Dear Mr. Ispas:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 5

1. We note your response to comment 6 from our letter dated May 30, 2013, but maintain that the company is a shell company. In this regard, we note your statement on page 5 that you have "no revenues and have limited operating history." We further note that your operations to this point have been primarily preparatory and that you do not anticipate earning revenues until you enter into commercial operations. In addition, we note that your contract with Traduction Syllatra is your only contract and the owner of Traduction Syllatra, Roland Asmar, was listed as your president, secretary, treasurer and director on your application for your Nevada state business license. Therefore, clearly identify the company as a shell and discuss the restrictions imposed on such companies, including the unavailability of Rule 144 for resales of restricted securities.

2. Please expand your disclosure here and in Management's Discussion and Analysis to specify how you generated your revenue to date, including identifying your customer(s).

3. We note your response to comment 11 from our letter dated May 30, 2013, including your disclosure that you "will not be capable of going on" if you do not raise at least 50% of your offering. Please revise your disclosure in the prospectus summary to clarify what will happen with the money you raise if you do not sell at least 50% of your offering. Provide specific and detailed disclosure in Management's Discussion and Analysis of your plan of operations should you sell less than 50% of your offering.

4. We note the disclosure you provided on page 6 in response to comment 12 from our letter dated May 30, 2013. As previously requested, please also disclose whether any company promoters or their affiliates, any affiliates of the company or any affiliates of the company's officers and directors intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company

5. We note the disclosure you added in response to comment 10 from our letter dated May 30, 2013 regarding the pros and cons of becoming a public company at this stage in the company's development with little time and attention from management. Please revise your disclosure to be specific to your circumstances and remove disclosure that is not. For example, under "cons," quantify the expenses of the offering and the expenses of being a reporting company in the first year and the amount of shares you would have to sell just to cover offering expenses and the expenses of being a reporting company. As another example, disclose that Mr. Ispas is located in Romania, will devote only one hour per day to the company, and has no experience with accounting or preparing financial statements or with managing a public company. Similarly, revise the discussion of the "pros" to specifically disclose the limitations on the liquidity of the company's shares, including the restrictions of Rule 144(i), the impact of the penny stock rules, and the limited liquidity of over-the-counter quotation markets.

6. In your emerging growth company discussion on page 8, please revise your references to Section 404(beer) and Section 14A(angel) and (beer).

The Offering, page 8

7. Under "Net Proceeds," also disclose the amount of proceeds to the company if 10% and 50% of the shares being offered are sold.

Risk Factors, page 8

8. Please revise your risk factor headings and disclosure so they are specific to your company and provide appropriate context for understanding the risk. In this regard, the following risk factors are generic and could apply to any company in any industry in your stage of development:

- "Our short operating history makes our business difficult to evaluate," on page 10;

- "If we do not attract customers, we will not make a profit, which will ultimately result in a cessation of operations," on page 10;
- "We are exposed to the credit risk of some of our future customers," on page 10;
- "The nature of our business exposes us to potential liability claims and contract disputes which may reduce our profits," on page 10;
- "Competition," on page 13; and
- "General economic conditions," on page 13.

9. In your response to comment 16 from our letter dated May 30, 2013, you state that you have launched your website, it is operational and it can be viewed at WWW.ANYTRANSLATION-CORP.COM. Please update your disclosure for this development. In addition, we note the following statement on your website: "Consisting of senior undergraduates in translation from Universities, AnyTranslation will surprise you with its urbane and fast service but especially with its competitive rates." Please revise your disclosure in the registration statement discuss with specificity your use of senior undergraduates from universities or advise.

Management's Discussion and Analysis or Plan of Operation, page 17

Plan of Operation, page 17

10. Please include in your plan of operation the costs of the offering and the anticipated expenses of being a reporting company.

Directors, Executive Officers, Promoter and Control Persons, page 25

11. We note your response to comment 22 from our letter dated May 30, 2013. We also note that Roland Asmar is still listed as a director on the application for your Nevada state business license dated July 5, 2012 that you filed as Exhibit 3.1. Please fully disclose the relationship between AnyTranslation Corp. and its affiliates and Traduction Syllatra and its affiliates. In addition, please identify Roland Asmar as a promoter.

Exhibits, page 50

12. Please explain why you changed the description of the agreement with Traduction Syllatra in the exhibit index to state that it is dated January 9, 2010 instead of November 23, 2012.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director